                                                                                                  Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES SIGNATURE OF HEADS OF
TERMS FOR THE SALE OF THE ARENA SHOPPING AND ENTERTAINMENT
CENTER IN HERZLIA, ISRAEL

Tel-Aviv, Israel, February 7th, 2007, Elbit Medical Imaging Ltd. (NASDAQ: EMITF) (“EMI”) today announced that on February 6th, 2007, its wholly owned subsidiary Elscint Limited (“Elscint”) has signed Heads of Terms for the sale of the entire issued and paid up share capital of S.L.S. Sails Limited, being the wholly owned subsidiary of Elscint which owns and operates the "Arena" Shopping and Entertainment Center located at the Herzlia Marina in Israel.

Pursuant to the Heads of Terms, Israel Financancial Levers Ltd. (TASE) will acquire the entire rights in and to the Arena Center in consideration for NIS 546,000,000 (approximately US$ 130,000,000). A price adjustment of up to an additional NIS 21,000,000 (approximately US$ 5,000,000) will be paid subject to the attainment of certain conditions agreed upon between the Parties.

The proposed transaction is subject to the conduct of a detailed due diligence investigation by the purchaser and to closing, for a period not to exceed 90 days in the aggregate. Additionally, the transaction is subject to the execution of definitive agreements and to the approval of the Boards of Directors of EMI and the purchaser.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact                                             Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com